UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

Commission File Number: 0-26614

(Check One):   [] Form 10-K [X] Form 10-KSB [] Form 20-F [] Form 11-K
               [] Form 10-Q [ ] Form 10-QSB
               [] Form N-SAR

For Period Ended: September 30, 1997

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I - REGISTRANT INFORMATION

Full Name of Registrant:    MVSI, Inc.

Former Name if Applicable:  Not applicable.

Address of Principal Executive Office (Street and Number, City, State
and Zip Code):    8133 Leesburg Pike, Suite 750, Vienna, Virginia 22182

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

     [x]  (c)  The  accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 10-Q, N-SAR, Form 10-Q, Form 10-QSB or the transition report or portion hereof, could not be filed within the prescribed time period.

The audit of the Registrant's financial statements will not be completed on or before the date on which Registrant's Report on Form 10-KSB for the fiscal year ended September 30, 1997 is required to be filed as a result of delays due to changes in the Registrant's operations occurring late in the filing period. The Company and its auditors are currently in the process of completing such audit and we believe at this time that the work will be completed, and its Report on Form 10-KSB will be filed, within the grace period provided for under Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                             Paul W. Richter
                     General Counsel and Secretary,
                             (703) 356-5353
                       Facsimile: (703) 356-5354
               (Name, Title, Area Code, Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
    Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                              [x] Yes [] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? *PLEASE SEE BELOW
                                                              [] Yes [] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We are unable to quantify the significance of any anticipated changes in the results of operations from the corresponding period for last fiscal year, as our audit has not been completed.

                                    MVSI, Inc.
                   (Name of Registrant as Specified in Charter)

MVSI, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  December 29, 1997             By: /s/ Paul W. Richter, General Counsel
                                                               and Secretary

                                  ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).



Exhibit:  Accountant's Statement


[Grant Thornton Letterhead]

December 29, 1997


Mr. Paul Richter
General Counsel and Secretary
MVSI, Inc.
8133 Leesburg Pike, Suite 750
Vienna, VA  22182

Dear Mr. Richter:

In connection with your filing of Form 12b-25, I confirm that Grant Thornton LLP has been engaged to audit the financial statements of MVSI, Inc. as of and for the year ended September 30, 1997 and, as of this date, we have not completed our audit.

Very truly yours,

/s/ Richard P. LaFleur

Richard P. LaFleur
Partner